Exhibit 99.1

China Sunergy Announces the Sale of an Idle Subsidiary

NANJING, China, March 27, 2014 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer, today announced that the Company has signed a share transfer agreement with its affiliated company, China Electric Equipment Group Co., Ltd. (“CEEG”), under which the Company agreed to sell and CEEG agreed to purchase, 100% of the equity interest in China Sunergy (Shanghai) Co. Ltd. (“Sunergy Shanghai”), a subsidiary of the Company, for a total consideration of approximately RMB 231.2 million (US$37.7 million) (the “Total Consideration”) (the “Transaction”).

As a result, China Sunergy expects to receive the cash proceeds of approximately RMB 79.6 million (US$13.0 million) from the Transaction in the second quarter of 2014. The remaining consideration will be settled through forgiveness of the amount due from China Sunergy by Sunergy Shanghai. As part of this Transaction, CEEG expressly undertakes that it will not utilize Sunergy Shanghai or its assets to engage in any business competitive with the Company. The Transaction, which was approved by China Sunergy’s board of directors, is subject to customary closing conditions.

Sunergy Shanghai was established by the Company in November 2007, with an original plan for solar cell production, solar power research, and other developmental activities. However, due to market conditions and the Company’s strategic planning, Sunergy Shanghai has not yet developed substantive operations, and as such the disposal of Sunergy Shanghai will not impact China Sunergy’s overall production capacity.

Mr. Stephen Cai, CEO of China Sunergy, commented, “The sale of Sunergy Shanghai follows an extensive and thoughtful evaluation of potential options relating to sale of Sunergy Shanghai, and we fully expect the cash proceeds from the sale will further strengthen our working capital and enhance our operations. We believe these resulting improvements will contribute meaningful long-term rewards to the Company.”

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (NASDAQ:CSUN) designs, manufactures and delivers high efficiency solar cells and modules to the world from its production centers based in China and Turkey. China Sunergy also invests in high potential solar projects. Founded in 2004, China Sunergy is well known for its advanced solar cell technology, reliable product quality, and excellent customer service.

For more information, please visit http://www.csun-solar.com.

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Investor and Media Contacts:

Asia Bridge Group Limited

Wendy Sun Phone: + 86 10 8556 9033 Email: wendy.sun@asiabridgegroup.com

China Sunergy Co., Ltd.

CSUN IR

Phone: + 86 25 5276 6696

Email:IR@chinasunergy.com

Safe Harbor Statement

This announcement may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company's failure to maintain its listing qualification due to, among other things, volatility in the Company's ADS price; the Company's ability to raise additional capital or renew existing bank borrowings as they become due to finance the Company's activities; the Company's customers' financial condition and creditworthiness, and their ability to settle accounts receivables; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company's products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company's ability to protect its proprietary information; general economic and business conditions; the volatility of the Company's operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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